Exhibit 99.3

Online Go to www.investorvote.com/PAX or scan the QR code — login details are located in the shaded bar below. 040C6D + + Shareholder Meeting Notice Important Notice Regarding the Availability of Proxy Materials for the Patria Investments Limited Shareholder Meeting to be held on June 27, 2024 at 11:30 a.m. (Eastern time) Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the annual shareholders’ meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important! This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement and annual report to shareholders are available at: 2 N O T www.investorvote.com/PAX Easy Online Access — View your proxy materials and vote. When you go online, you can also help the environment by consenting to receive electronic delivery of future materials. Obtaining a Copy of the Proxy Materials – If you want to receive a copy of the proxy materials, you must request one . There is no charge to you for requesting a copy . Please make your request as instructed on the reverse side on or before June 17 , 2024 to facilitate timely delivery . Step 1: Step 2: Step 3: Step 4: Step 5: Go to www.investorvote.com/PAX. Click on the icon on the right to view meeting materials. Return to the investorvote.com window and follow the instructions on the screen to log in. Make your selections as instructed on each screen for your delivery preferences. Vote your shares.

Here’s how to order a copy of the proxy materials and select delivery preferences: Current and future delivery requests can be submitted using the options below. If you request an email copy, you will receive an email with a link to the current meeting materials. PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a copy of the proxy materials. — Internet – Go to www.investorvote.com/PAX. — Phone – Call us free of charge at 1 - 866 - 641 - 4276. — Email – Send an email to investorvote@computershare.com with “Proxy Materials Patria Investments Limited” in the subject line. Include your full name and address, plus the number located in the shaded bar on the reverse side, and state that you want a paper copy of the meeting materials. To facilitate timely delivery, requests for a paper copy of proxy materials must be received by June 17, 2024. Patria Investments Limited's Annual Meeting of Shareholders will be held on June 27, 2024 both virtually via the Internet at meetnow.global/MSSSAJJ and in person at 60 Nexus Way, Camana Bay, 4th Floor, KY1 - 9006, Grand Cayman, Cayman Islands, at 11:30 a.m. (Eastern time). Proposals to be voted on at the meeting are listed below along with the Board of Directors’ recommendations. The Board of Directors recommend a vote FOR Proposals 1 and 2: 1. RESOLVED, as an ordinary resolution, that the Company’s financial statements and the auditor's report for the fiscal year ended 31 December 2023, which have been made available to the Shareholders for the purpose of the AGM be approved and ratified; and 2. RESOLVED, as an ordinary resolution, that Peter Paul Lorenço Estermann be appointed as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Amended and Restated Memorandum and Articles of Association of the Company. PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must go online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you. Shareholder Meeting Notice

PATRIA VOTE

Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Online
Go to **www.investorvote.com/PAX** or scan the QR code — login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/PAX

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

2024 Annual Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommend a vote FOR Proposals 1 – 2.

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	For	Against	Abstain
1. **RESOLVED**, as an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended 31 December 2023, which have been made available to the Shareholders for the purpose of the AGM be approved and ratified.	☐	☐	☐
2. **RESOLVED**, as an ordinary resolution, that Peter Paul Lorenço Estermann be appointed as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Amended and Restated Memorandum and Articles of Association of the Company.	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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1 U P X

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040C4O

Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/PAX Notice of 2024 Annual Meeting of Stockholders Proxy Solicited by Board of Directors for Annual Meeting — June, 27, 2024 ____________________ or ____________________ or failing him/her the duly appointed chairman of the Meeting, with full power of substitution and power to act alone, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present at the Annual General Meeting of Shareholders of Patria Investments Limited, to be held on June 27 , 2024 at 11 : 30 a . m . (Eastern time) and at any adjournments or postponements thereof . Shares represented by this proxy will be voted by the stockholder . If no such directions are indicated, the Proxies will have authority to vote FOR items 1 and 2 . In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting . (Items to be voted appear on reverse side) Proxy — Patria Investments Limited q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Change of Address — Please print new address below. Comments — Please print your comments below. Non - Voting Items C + + The 2024 Annual Meeting of Shareholders of Patria Investments Limited will be held on Thursday, June 27, 2024 at 11:30 a.m. (Eastern time), virtually via the internet at meetnow.global/MSSSAJJ. To access the virtual meeting, you must have the information that is printed in the shaded bar located on the reverse side of this form. Important notice regarding the Internet availability of proxy materials for the Annual Meeting of Shareholders. The material is available at: www.investorvote.com/PAX 2024 Annual Meeting Admission Ticket 2024 Annual Meeting of Patria Investments Limited June 27, 2024, 11:30 a.m. (Eastern time) Patria Investments Limited 60 Nexus Way, Camana Bay, 4th Floor, KY1 - 9006 Grand Cayman, Cayman Islands Upon arrival, please present this admission ticket and photo identification at the registration desk.